UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                                  Stevia Corp.
             (Exact name of Registrant as specified in its charter)

          Nevada                      333-152365                98-0537233
(State or other jurisdiction         (Commission               (IRS Employer
     of incorporation)                 File No.)             Identification No.)

                 601 Union Street, Two Union Square, 42nd Floor
                            Seattle, Washington 98101
          (Address of principal executive offices, including Zip Code)

                                 (206) 652-3570
              (Registrant's telephone number, including area code)

                   Approximate Date of Mailing: April 21, 2011

                                  STEVIA CORP.

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

      THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF STEVIA CORP.

        NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND
                              THE COMPANY A PROXY.

INTRODUCTION

     This Information Statement is being mailed to holders of record of shares of common stock of Stevia Corp. (the "Company", "we", "us" or "our"), a Nevada corporation as of April 18, 2011, pursuant to the requirements of Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with a proposed exchange transaction (the "Exchange") between our Company, Stevia Ventures International Ltd., a business company incorporated in the British Virgin Islands ("BVI"), and the stockholders of BVI (the "BVI Stockholders"), as described in our Current Report on Form 8-K, filed with the SEC on February 18, 2011, which is incorporated herein by reference (the "LOI 8-K"). Pursuant to the proposed terms of the Exchange, the BVI Stockholders will receive shares of our common stock equal to approximately 20% of the total outstanding common stock, after giving effect to such issuance and the post-closing financing contemplated by the LOI 8-K, in exchange for 100% of the issued and outstanding common stock of BVI and BVI will became our wholly-owned subsidiary. The consummation of the proposed Exchange will be subject to the satisfaction of certain pre-closing conditions, including our satisfactory completion of due diligence of BVI, BVI having entered into certain business agreements, and the completion of audited financial statements of BVI, among others. The description of the foregoing transaction does not purport to be complete and is subject to further negotiation with BVI and the BVI Stockholders. It is currently anticipated that the Exchange will occur on or around May 10, 2011.

     In connection with the proposed Exchange, it is anticipated that Mohanad Shurrab will resign as our sole director, and as our President, Treasurer and Secretary, at the time of the Exchange. Effective upon Mr. Shurrab's resignation, it is anticipated that George Blankenbaker will be appointed our sole director (the "Incoming Director") and that Mr. Blankenbaker will also be appointed as our President, Secretary and Treasurer. This Information Statement is being mailed on or about April 21, 2011 to all holders of record on such date. A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Director. You are not required to take any action with respect to the appointment of the Incoming Director.

VOTING SECURITIES

     There are currently issued and outstanding 79,800,000 shares of our Common Stock, par value $0.001 per share. Each shareholder is entitled to one vote per share of Common Stock held on all matters to be voted on. The Company has no other securities outstanding.

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CHANGE IN CONTROL

     There has been no change in control of our Company since the beginning of our last fiscal year and there are no existing arrangements that may result in a change in control.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information for each proposed director and executive officer of the Company after the forthcoming change in directors and officers.

Name                      Age                      Position
----                      ---                      --------

George Blankenbaker       46        Director, President, Secretary and Treasurer

GEORGE BLANKENBAKER - DIRECTOR, PRESIDENT, SECRETARY AND TREASURER

     Since November 2008, Mr. Blankenbaker has been leading the development of high Reb-A stevia farming in Vietnam, where he imported the Morita variety to trial and signed a contract to supply stevia leaf to PureCircle Ltd, the industry's leading refiner, in 2009. Mr. Blankenbaker first became involved in commercial agriculture in 2002 when he began working with the Agri-Food Veterinary Authority of Singapore (AVA) to provide strategically important food supplies to Singapore and has extensive experience managing agriculture projects in South East Asia. Mr. Blankenbaker received a Bachelors of Science in Business Finance from Indiana University in 1988, where he also studied Asian Political Science. Mr. Blankenbaker's recent activities and experience in Vietnam have laid the groundwork for our current business strategy, and his in-depth knowledge of such matters will be invaluable to our Board of Directors.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

     There are no family relationships between any of our current directors or executive officers and the Incoming Director. To our knowledge, the Incoming Director is not currently a director of the Company and the Incoming Director does not hold any other positions with the Company nor has he been involved in any material proceeding adverse to the Company or any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

     Although we have not adopted a Code of Ethics, we rely on our board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person's immediate family. Transactions are presented to our board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company. These policies and procedures are not evidenced in writing.

     In connection with the proposed Exchange, the BVI Stockholders will receive shares of our common stock equal to approximately 20% of the total outstanding common stock, after giving effect to such issuance and the post-closing financing contemplated by the LOI 8-K, in exchange for 100% of the issued and outstanding common stock of BVI. Mr. Blankenbaker, our newly appointed officer

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
and director, is a stockholder of BVI, and accordingly, would be a recipient of shares of our common stock issued in connection with the Exchange.

     Other than the proposed Exchange, there are no transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the Incoming Director had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the Incoming Director is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the Incoming Director, or any grant or award to any of the current directors or officers or the Incoming Director or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the Incoming Director.

TERMS OF OFFICE

     The Company's directors are appointed for a one-year term to hold office until the next annual general meeting of the Company's shareholders or until removed from office in accordance with the Company's bylaws and the provisions of the Nevada Revised Statutes. The Company's directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company's bylaws and the provisions of the Nevada Revised Statutes.

     The Company's officers are appointed by the Company's Board of Directors and hold office until removed by the Board in accordance with the Company's bylaws and the provisions of the Nevada Revised Statutes.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Our current directors and executive officers and the Incoming Director have not been involved in any of the following events during the past ten years:

     1. A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     2. Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

     3. Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

          i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and

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
               loan  association  or  insurance  company,   or  engaging  in  or
               continuing any conduct or practice in connection with such activity;

          ii.  Engaging in any type of business practice; or

          iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

     4. Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

     5. Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

     6. Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

     7. Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

          i.   Any Federal or State securities or commodities law or regulation;
               or

          ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

          iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

     8. Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

COMMITTEES OF THE BOARD

     Our Board of Directors held no formal meetings during the fiscal year ended March 31, 2011 and has held no formal meetings during the current fiscal year, as of April 21, 2011. All proceedings of the Board of Directors were conducted

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
by resolutions consented to in writing by the sole director. Such resolutions consented to in writing by the director entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the bylaws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

     We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the Board.

     Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Exchange Act. Instead, the entire Board of Directors acts as the audit committee within the meaning of
Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the Incoming Director until such time as a separate audit committee has been established. No director currently meets the definition of an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

     During the year ended March 31, 2011, we did not have any independent directors on our Board. The Incoming Director will not be independent. We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards including, without limitation, the standards for independent directors established by The New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

     Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director's immediate family is, or in the past three years has been, an executive officer of ours;
(c) the director or a member of the director's immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director's immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit;
(e) the director or a member of the director's immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director's immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or 2% of that other company's consolidated gross revenues.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon a review of Forms 3, 4 and 5 delivered to us as filed with the SEC, our executive officers and directors, and persons who own more than 10% of our common stock timely filed all required reports pursuant to
Section 16(a) of the Exchange Act for the year ended March 31, 2011.

NOMINATIONS TO THE BOARD OF DIRECTORS

     Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board candidates are considered based upon various criteria, such as their broad-based business and professional

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
skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment.

     In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

     In carrying out its responsibilities, the Board will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate's name in nomination, however, he or she must do so in accordance with the provisions of the Company's bylaws. Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o Stevia Corp., 601 Union Street, Two Union Square, 42nd Floor, Seattle, Washington 98101.

BOARD LEADERSHIP STRUCTURE AND ROLE ON RISK OVERSIGHT

     Mr. Shurrab currently serves as the Company's principal executive officer and sole director. Subsequent to the anticipated change in directors and officers, it is expected that Mr. Blankenbaker will serve as our principal executive officer and sole director. At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources. Our Board of Directors will continue to evaluate the Company's leadership structure and modify as appropriate based on the size, resources and operations of the Company.

     Our Board of Directors are exclusively involved in the general oversight of risks that could affect our Company.

BOARD COMPENSATION

     We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding Board compensation. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

EXECUTIVE COMPENSATION

     No director, officer or employee of the Company received compensation during the fiscal year ended March 31, 2011.

     Pursuant to the Letter of Intent entered into on February 14, 2011, between the Company and Mr. Blankenbaker, attached to the LOI 8-K, we plan to establish either a stock or cash bonus plan for Mr. Blankenbaker which would compensate him upon the achievement of certain project milestones.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS, DIRECTORS, AND OFFICERS

     The Company has only one class of stock outstanding, common stock. The following table sets forth certain information as of April 18, 2011, the record date, prior to the Closing of the Share Exchange Transaction, with respect to the beneficial ownership of our common stock for (i) each director and officer,
(ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially 5% or more of the outstanding shares of our common stock. To our knowledge, except as indicated in any footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

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
Name and Address                  Amount and Nature                  Percentage
of Beneficial Owner(1)         of Beneficial Ownership               of Class(2)
----------------------         -----------------------               -----------

Mohanad Shurrab                     56,000,000                         70.2%
President, Secretary,
Treasurer, and Director
P.O. Box 3571
Dubai, UAE

All Officers and Directors          56,000,000                         70.2%
as a Group

----------
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2) Based on 79,800,000 shares of our common stock outstanding as of April 18, 2011, the record date.

OTHER INFORMATION

     We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov. You may also send communications to the Board of Directors at 601 Union Street, Two Union Square, 42nd Floor, Seattle, Washington 98101.

                                        Stevia Corp.
                                        By Order of the Board of Directors


                                        /s/ Mohanad Shurrab
                                        ----------------------------------------
                                        Mohanad Shurrab, Director and President

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